FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2014

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                   SYNGENTA AG
Disclosure:	"Disclosure of share ownership – The Bank of New York Mellon Corporation files a share ownership of 4.61% in Syngenta’s share capital through deletion of a direct holder”

Herewith we furnish a disclosure release related to Syngenta AG. The full text is the following:

# # #

Disclosure of share ownership

Disclosure of share ownership – The Bank of New York Mellon Corporation files a share ownership of 4.61% in Syngenta’s share capital through deletion of a direct holder

Based on Article 20 of the Swiss Stock Exchange Act, Syngenta AG informs as follows:

The Bank of New York Mellon Corporation, One Wall Street, New York, NY 10286, U.S.A., disclosed on December 31, 2013, that its total holding in Syngenta now amounts to 4,288,918 shares (4.61% of the total share capital), split into 4,247,714 registered shares plus ADRs (ISIN US87160A1007, 1 ADR=0.2 share) corresponding to 41,204 shares. Details are available on https://www.six-exchange-regulation.com/obligations/management_transaction/ddeal/login_en.html.

The change in share ownership needed to be reported to the Swiss Stock Exchange because of the deletion of Pershing LLC as a direct holder of shares of Syngenta AG as of December 30, 2013.

The contact person within The Bank of New York Mellon Corporation for this notification is Nicholas Darrow, The Bank of New York Mellon Corporation, One Mellon Center, Room 2840, Pittsburgh, PA 15258-001 U.S.A.

Basel, Switzerland, January 2, 2014

Syngenta AG

SYNGENTA AG

Date:	January 2, 2014	By:	/s/ Daniel Michaelis
			Name:	Daniel Michaelis
			Title:	Senior Legal Counsel

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration